Exhibit 12.1

D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the fiscal years ended September 30,

	1999	2000	2001	2002	2003

Consolidated pretax income before cumulative effect of change in accounting principle	$263,826	$309,224	$407,797	$647,507	$1,008,162
Minority interests in pretax income of subsidiaries which have incurred fixed charges	—	—	—	1,322	8,779
Minority interests in pretax losses of majority owned subsidiaries which have incurred losses					(911)
Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	—	668	605
Amortization of capitalized interest	58,153	69,566	91,401	136,142	219,424
Interest expensed	18,565	18,680	17,695	17,789	19,507

Earnings	$340,544	$397,470	$516,893	$803,428	$1,255,566

Interest incurred	$83,090	$112,813	$139,914	$210,557	$253,795

Fixed charges	$83,090	$112,813	$139,914	$210,557	$253,795

Ratio of earnings to fixed charges	4.10	3.52	3.69	3.82	4.95